As filed with the Securities and Exchange Commission on December 13, 2019
Registration No. 333-229136

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 4
to
Form S-11
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Black Creek Industrial REIT IV Inc.
(Exact name of registrant as specified in its charter)

518 Seventeenth Street, 17th Floor
Denver, Colorado 80202
Telephone (303) 228-2200
(Address of principal executive offices)

Jeffrey W. Taylor
Managing Director, Co-President
Black Creek Industrial REIT IV Inc.
518 Seventeenth Street, 17th Floor
Denver, Colorado 80202
Telephone (303) 228-2200
(Name, address and telephone number of agent for service)

copies to:
Alice L. Connaughton, Esq.
Morrison & Foerster LLP
2000 Pennsylvania Avenue, Suite 6000
Washington, DC 20006
(202) 887-1500

Approximate date of commencement of proposed sale to the public: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.
If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-229136
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer ☐	Smaller reporting company ☒
Non-accelerated filer	☒		Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

EXPLANATORY NOTE
This Post-Effective Amendment No. 4 to the Registration Statement on Form S-11 (Registration No. 333-229136) of Black Creek Industrial REIT IV Inc. is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement.
PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
Item 36. Financial Statements and Exhibits
(b) Exhibits. The following exhibit is filed as part of this Registration Statement:

Exhibit Number	Exhibit
99.1	Consent of Altus Group U.S., Inc.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 4 to Form S-11 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on December 13, 2019.

BLACK CREEK INDUSTRIAL REIT IV INC.

By:	/s/ JEFFREY W. TAYLOR
Jeffrey W. Taylor Managing Director, Co-President (Principal Executive Officer)
Pursuant to the requirements of the Securities Act of 1933, this Form S-11 registration statement has been signed by the following persons in the following capacities on December 13, 2019.

Signature	Title
*	Chairman of the Board and Director
Evan H. Zucker
*	Director
Marshall M. Burton
*	Director
Charles B. Duke
*	Director
John S. Hagestad
*	Director
Stanley A. Moore
*	Managing Director, Chief Executive Officer and Director
Dwight L. Merriman III
/s/ JEFFREY W. TAYLOR	Managing Director, Co-President (Principal Executive Officer)
Jeffrey W. Taylor
/s/ THOMAS G. MCGONAGLE	Managing Director, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Thomas G. McGonagle
*By: /s/ THOMAS G. MCGONAGLE	Attorney-in-Fact
Thomas G. McGonagle
POWER OF ATTORNEY
I, the undersigned officer of Black Creek Industrial REIT IV Inc., a Maryland corporation, which is filing a post-effective amendment to this registration statement on Form S-11 with the Securities and Exchange Commission under the provisions of the Securities Act of 1933, as amended, do hereby constitute and appoint Thomas G. McGonagle and Joshua J. Widoff, or either of them, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for me and in my name, place and stead, and in any and all capacities, to sign and file (i) any and all amendments (including post-effective amendments) to this registration statement, with all exhibits thereto, and other documents in connection therewith, and (ii) a registration statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, with the Securities and Exchange Commission, it being understood that said attorney-in-fact and agent shall have full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person and that the undersigned hereby ratifies and confirms all that said attorney in-fact as agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title
/s/ JEFFREY W. TAYLOR	Managing Director, Co-President (Principal Executive Officer)
Jeffrey W. Taylor